Filed by: Wincor Nixdorf AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-208186

Wincor Nixdorf's Management Board and Supervisory Board

Recommend Acceptance of Diebold, Incorporated's Offer

for Each Ordinary Bearer Share of Wincor Nixdorf

On November 23, 2015, Wincor Nixdorf Aktiengesellschaft ("Wincor Nixdorf") and Diebold, Incorporated ("Diebold") entered into a business combination agreement (the "Business Combination Agreement") pursuant to which Diebold agreed to launch a voluntary public takeover offer for all of Wincor Nixdorf's ordinary bearer shares (the "Offer" and Wincor Nixdorf's ordinary bearer shares the "Wincor Nixdorf Shares"). On February 5, 2016, Diebold launched the Offer. Pursuant to the terms of the Offer, Diebold is offering to exchange each Wincor Nixdorf Share that is validly tendered in the Offer and not properly withdrawn for (i) €38.98 in cash (the "Cash Component") and (ii) 0.434 common shares of Diebold (the "Share Component", and together with the Cash Component the "Offer Consideration"). Unless extended, the acceptance period for the Offer will expire at 12:00 midnight (Central European Time) on March 22, 2016. If the Offer is successful, an additional acceptance period of two weeks will commence shortly after the expiration of the initial acceptance period.

In considering the overall circumstances of the Offer, as well as the objectives and intentions of Diebold, the Management Board and the Supervisory Board of Wincor Nixdorf take the view that the Offer Consideration offered by Diebold is fair and adequate for purposes of applicable German statutory requirements (Section 31 para. 1 German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)) and that the transaction is in the best interest of Wincor Nixdorf, its shareholders and other stakeholders. For this reason, the Management Board and the Supervisory Board unanimously support the Offer and recommend the Wincor Nixdorf shareholders to accept the Offer.

Each Wincor Nixdorf shareholder must make his own decision on whether or not, and in respect of how many Wincor Nixdorf Shares, if any, such shareholder will accept the Offer or, as the case may be, prefers a divestment independent of the Offer, for example over the stock exchange, taking into consideration the overall circumstances, his individual situation (including his personal tax situation) and his personal assessment of the potential future development of the value and market price of the Wincor Nixdorf Share and the Diebold share.

The Management Board and the Supervisory Board advise every shareholder to seek tax advice with regard to the tax implications of an acceptance of the Offer, taking into account the individual tax situation. Moreover, the Management Board and the Supervisory Board point out the following:

The Management Board and the Supervisory Board share Diebold's view that the German Fiscal Authority will treat the receipt of the Cash Component by Wincor Nixdorf shareholders who are foreign tax residents as follows:

•	Wincor Nixdorf shareholders who (i) are not German tax residents, (ii) do not hold their Wincor Nixdorf Shares as domestic business assets, and (iii) constantly held less than one (1) percent in Wincor Nixdorf during the last five years, are not subject to taxation in Germany as regards the Cash Component.

•	With regard to Wincor Nixdorf shareholders who (i) are not German tax residents, (ii) do not hold their Wincor Nixdorf Shares as domestic business assets, and (iii) held more than one (1) percent in Wincor Nixdorf during the last five years, the German Fiscal Authority provides that, irrespective of the fact that these Wincor Nixdorf shareholders might be subject to taxation as regards the Cash Component, a German withholding tax deduction (Kapitalertragsteuerabzug) does not have to be performed.

•	Against this background, German paying agents are not obliged to deduct German withholding tax (Kapitalertragsteuer) and solidarity surcharge (Solidaritätszuschlag) from the Cash Component of the Offer which is to be paid to Wincor Nixdorf shareholders which are foreign tax residents, as far as they do not hold their Wincor Nixdorf Shares as domestic business assets. In this connection, the Management Board and the Supervisory Board, in addition to their assessment with regard to the tax treatment of the Cash Component, point out that, with regard to two different public takeover offers, Clearstream Banking AG by Announcement D15046 on December 28, 2015 has announced not to perform or rather to cancel the capital gains deduction with regard to non-resident tax payers.

Since the Offer Consideration, besides a Share Component, includes a Cash Component, in case the Offer is accepted, Section 20 para. 4a sentences 1 and 2 of the German Income Tax Act (Einkommensteuergesetz) must be taken into account by certain shareholders with residence in Germany. In accordance with these provisions, the Cash Component of the Offer Consideration, which will be paid to Germany based retail shareholders, who hold the shares as private assets and who held less than one (1) percent in the last five years before the exchange (the "German Retail Shareholders"), will be taxed like a dividend and, therefore, will be subject to German withholding tax (Kapitalertragsteuer) of 25 percent plus a 5.5 percent solidarity surcharge (Solidaritätszuschlag) on such tax. Therefore, the overall tax on the Cash Component of the Offer Consideration will be 26.375 percent (plus any applicable church tax). This corresponds to a tax burden of approximately €10.00 per Wincor Nixdorf Share for which the Offer is accepted1. As regards German Retail Shareholders who acquired shares prior to January 1, 2009 (the "Current Shareholders"), to the knowledge of the Management Board and the Supervisory Board of Wincor Nixdorf, German

[1]	German Retail Shareholders, however, may request that their capital gains are taxed in accordance with common rules at their personal tax rate, if this leads to a lower tax burden (so-called most-favored-test (Günstigerprüfung)). In this case, the tax base for taxation would be the gross dividend minus the savers’ flat-rate deduction (Sparerpauschbetrag) of €801 (€1,602 for jointly taxed married couples or registered partners), without deducting income-related expenses (Werbungskosten) actually incurred.

withholding tax (Kapitalertragsteuer) plus solidarity surcharge (Solidaritätszuschlag) (plus any applicable church tax) currently would be levied on the Cash Component. For these Current Shareholders, however, it is not clear whether the Cash Component in fact is subject to German withholding tax and whether the solidarity surcharge (plus any applicable church tax) is payable. German first instance courts have concluded that Section 20 para. 4a sentence 2 German Income Tax Act (Einkommensteuergesetz) does not apply to shares of Current Shareholders, and, therefore, the Cash Component is not subject to taxation in Germany. The Management Board and the Supervisory Board, however, expressly point out that this question has not yet been decided by a supreme court. At the moment, there are several proceedings on appeal pending before the German Federal Fiscal Court (Bundesfinanzgerichtshof) with respect to this question.

In light of this, the members of the Management Board and the Supervisory Board of Wincor Nixdorf point out that in individual cases a sale of shares (e.g. via the stock exchange) might be economically more beneficial for German Retail Shareholders (including the Current Shareholders) of Wincor Nixdorf than an acceptance of the Offer. However, in other cases it might be economically more disadvantageous than the acceptance of the Offer.

With respect to all other Wincor Nixdorf shareholders, the Management Board and the Supervisory Board share Diebold's view that with regard to all these Wincor Nixdorf shareholders the German taxation of the Cash Component follows the same rules which in principle are applicable to pure cash offers.

For further information regarding the tax treatment in case of Wincor Nixdorf's shareholders accepting the Offer, the Management Board and the Supervisory Board of Wincor Nixdorf refer to the explanations of Diebold in Section 19 of the Offer Document (as defined below) as published on February 5, 2016 as well as to Section "24 - Material Tax Considerations" in Annex 4 to the Offer Document (as defined below).

For a more comprehensive statement on the Offer, shareholders are advised to also read the joint reasoned statement issued by the members of the Management Board and the Supervisory Board of Wincor Nixdorf pursuant to Section 27 of the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (the "Joint Reasoned Statement"). The Joint Reasoned Statement as well as an English translation thereof are accessible via the website of Wincor Nixdorf at www.wincor-nixdorf.com under Investor Relations. An English language translation of the Joint Reasoned Statement will also be filed by Wincor Nixdorf with the Securities and Exchange Commission (the "SEC"). Investors and security holders may obtain a free copy of the English language translation of the Joint Reasoned Statement filed by Wincor Nixdorf at the SEC's website at http://www.sec.gov.

The Management Board and the Supervisory Board of Wincor Nixdorf do not assume any liability or responsibility in the event that the acceptance or non-acceptance of the Offer by any shareholder subsequently proves to be economically disadvantageous for such shareholder for any reason.

This announcement has been prepared in accordance with Rule 14e-2 under the Securities Exchange Act of 1934, as amended.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the Business Combination Agreement and the Offer, Diebold filed a registration statement on Form S-4 (including a prospectus) with the SEC that was declared effective on February 5, 2016, and on February 5, 2016 published pursuant to applicable rules of German law, in particular the German Takeover Act (Wertpapiererwerbs- und Übernahmegesetz), an offer document in relation to the Offer (the "Offer Document") that was approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) ("BaFin"). INVESTORS AND SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD'S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE OFFER BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of the prospectus, an English translation of the Offer Document and other documents filed by Diebold at the SEC's Web site at http://www.sec.gov.

The Offer Document and an English translation of the Offer Document are also available on Diebold's Web site at www.diebold.com under the Investor Relations section. In addition shareholders may obtain a free copy of the Offer Document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (requests to be made via Telefax at +49 69 910 38794 or via email to dct.tender-offers@db.com).